Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-138195
333-138195-03
Final Term Sheet

Issuer:	National City Capital Trust II
Guarantor:	National City Corporation (Ticker: NCC)
Size:	$750 million (30 million trust preferred securities)
Overallotment Option:	$ 112.5 million (4.5 million trust preferred securities)
Expected Ratings:	A3/BBB+/A+ (Moody’s / S&P / Fitch)
Scheduled Maturity Date:	November 15, 2036
Final Maturity Date:	November 15, 2066
Coupon/Distribution Rate:	6.625% per annum until Scheduled Maturity Date and one-month LIBOR plus 2.290% thereafter until Final Maturity Date, unless called or repaid earlier
Coupon/Distribution Dates:	15th of each February, May, August and November until Scheduled Maturity Date and monthly thereafter until Final Maturity Date, unless called or repaid earlier
First Coupon/Distribution
Date:	February 15, 2007
First Call Date:	November 15, 2011
Liquidation Amount / Par:	$25 per trust preferred security
Pricing Date:	October 27, 2006
Settle Date (T+5):	November 3, 2006
Expected Listing:	NYSE
Public Offering Price:	100%/$25 per trust preferred security
Net Proceeds (before expenses) to Issuer:	$726,375,000, subject to an increase of $0.2875 per trust security for sales of more than 20,000 trust preferred securities to a single purchaser
Sole Book-runner:	Merrill Lynch, Pierce, Fenner & Smith Inc. (1-877-858-5407)
Joint Lead:	UBS Securities LLC (1-888-722-9555)
Sr. Co-Managers:	Citigroup Global Markets Inc. (1-877-858-5407) Morgan Stanley & Co. Incorporated (1-866-718-1649) Wachovia Capital Markets, LLC (1-800-326-5897)
Jr. Co-Managers:	Banc of America Securities LLC Credit Suisse Securities (USA) LLC Keefe, Bruyette & Woods, Inc. NatCity Investments, Inc. Sandler O’Neill & Partners, L.P.
CUSIP/ISIN:	63540T200 / US63540T2006
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch & Co. toll-free 1-800-248-3580 or UBS Securities LLC toll-free at 1-888-722-9555 ext. 1088.